UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 23, 2020

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and nine month periods ended September 30, 2020 and 2019. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2019 annual report filed on Form 20-F with the Securities and Exchange Commission on February 21, 2020 (the “2019 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; and (iv) other factors listed from time to time in Navios Logistics’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K, including the section entitled “Risk Factors” in the 2019 Form 20-F. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Recent Developments

Agreement to Acquire Three Push Boats and 18 Tank Barges and Enter into Five-year “Take-or-Pay” Contract

The Company signed a binding letter of intent with third parties for the acquisition of three push boats and 18 tank barges (the “Fleet”), currently operating in the Paraguay-Parana waterway, for a purchase price of $30.0 million. The transaction includes a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (the “COA”). Navios Logistics expects to generate approximately $8.0 million of annual EBITDA from the Fleet and the COA assuming operating expenses approximating current operating costs of its own vessels.

The acquisition will be funded with $15.0 million of equity to be paid at closing and sellers’ financing of $15.0 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

Navios Logistics estimates that the closing of the transaction will occur in the fourth quarter of 2020, subject to satisfactory completion of technical due diligence and other customary closing procedures.

Murtinho Port Terminal Update

In September 2020, the Company and Xiamen C&D Commodities Limited (“CND”) signed a non-binding letter of intent for long-term storage and transshipment contracts for the upriver Murtinho Multipurpose Port Terminal in Brazil, which is currently under development, and the Nueva Palmira Grain Port Terminal in Uruguay for a minimum of 300,000 tons of annual volume. CND is a subsidiary of C&D Inc., a rapidly growing agricultural and industrial conglomerate listed on the Shanghai Stock Exchange that imports about eight million tons of soybeans into China annually. CND intends to source soybeans originating from the State of Mato Grosso do Sul, Brazil and export them through the Paraguay-Parana waterway, utilizing the Company’s upriver export terminal in Port Murtinho and the Nueva Palmira Grain Port Terminal in Uruguay.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three port storage and transfer facilities, one for agricultural and forest related exports located in Uruguay, one for mineral-related exports located in Uruguay and one for refined petroleum products located in Paraguay. Navios Logistics complements its port terminals with a diverse fleet of 332 barges and pushboats that operate in its barge business, and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker, which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral-related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facilities in Nueva Palmira have a total static storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Its port facility in San Antonio has a total static storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 340 owned vessels, barges and pushboats.

The following is the current core fleet as of November 23, 2020:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	34	110,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	332

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He-Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see also “Risk Factors” included in the 2019 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Risk Factors — Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.” in the 2019 Form 20-F.

The recent global outbreak of novel coronavirus disease (COVID-19)

Our business could be materially and adversely affected by the outbreak of COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the impact of coronavirus continues or worsens, we may be unable to charter our vessels at the rates or for the length of time we currently expect, commence or complete the construction of our planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, this could negatively affect our charterers’ and clients’ business, financial conditions and their willingness to perform their obligations to us or could cause a decrease in the services that they hire from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged measure may affect our normal operations. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally.

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to maximize the utilization of its fleet and storage capacity, the Company must be able to renew the contracts that utilize its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of Navios Logistics’ foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reais and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income.

See “Quantitative and Qualitative Disclosures about Market Risk” for additional discussion related to foreign currency transactions.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Fuel prices fluctuate significantly from time to time due to geopolitical events that may not correlate with changes to other prices. With respect to Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the port terminal business, the barge business and the cabotage business. The port terminal business segment includes the dry and liquid port terminal operations, the barge business segment includes Navios Logistics’ river fleet and the cabotage business segment includes the product tankers.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2020 and 2019. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2020 (unaudited)	Three Month Period ended September 30, 2019 (unaudited)	Nine Month Period ended September 30, 2020 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)
Time charter, voyage and port terminal revenues	$54,588	$62,855	$158,979	$171,076
Sales of products	4,168	1,228	15,425	9,384
Time charter, voyage and port terminal expenses	(12,532)	(12,065)	(36,140)	(33,341)
Direct vessel expenses	(14,210)	(13,757)	(39,413)	(41,101)
Cost of products sold	(3,695)	(1,191)	(14,614)	(9,145)
Depreciation and amortization	(7,207)	(7,518)	(21,752)	(22,174)
General and administrative expenses	(3,288)	(4,712)	(9,740)	(12,846)
Interest expense and finance cost	(14,949)	(10,211)	(33,583)	(30,629)
Interest income	1,978	1,320	6,844	2,635
Loss on debt extinguishment	(4,157)	—	(4,157)	—
Other expenses, net	2,382	(1,416)	93	(3,893)

Income before income taxes	$3,078	$14,533	$21,942	$29,966
Income tax expense	(405)	(225)	(242)	(657)

Net income	$2,673	$14,308	$21,700	$29,309

Other Operating Data
Grain Port—dry cargo tons moved	851,267	1,450,800	1,992,325	2,751,485
Iron Port—dry cargo tons moved	337,296	434,121	1,104,966	923,988
Liquid Port—cubic meters of stored liquid cargos	101,827	113,290	296,166	319,485

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2020 (unaudited)	Three Month Period ended September 30, 2019 (unaudited)	Nine Month Period ended September 30, 2020 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)
Liquid Port—cubic meters of sales of products	7,874	1,760	26,462	16,002
Barge—cubic meters of liquid cargos	105,135	85,024	274,750	264,789
Barge—dry cargo tons	386,675	534,802	1,367,224	1,603,590
Cabotage—cubic meters of liquid cargos	580,235	480,748	1,518,952	1,136,671
Cabotage—available days	728	736	2,158	2,159
Cabotage—operating days	627	642	1,942	1,777
Revenues per Segment
Port Business	$27,054	$28,567	$81,444	$78,536
Revenue—grain port	$8,630	$13,758	$21,261	$28,250
Revenue—iron ore port	$13,097	$12,472	$41,335	$37,634
Revenue—liquid port	$1,159	$1,109	$3,423	$3,268
Sales of products—liquid port	$4,168	$1,228	$15,425	$9,384
Barge Business	$19,176	$21,974	$56,095	$63,361
Cabotage Business	$12,526	$13,542	$36,865	$38,563

For the three month period ended September 30, 2020 compared to the three month period ended September 30, 2019

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2020, Navios Logistics’ time charter, voyage and port terminal revenues decreased by $8.3 million or 13.2% to $54.6 million, as compared to $62.9 million for the same period during 2019. Revenue from the port terminal business decreased by $4.4 million or 16.3% to $22.9 million for the three month period ended September 30, 2020, as compared to $27.3 million for the same period during 2019. The decrease was mainly attributable to lower volumes transshipped from the grain port terminal. Revenue from the barge business decreased by $2.9 million or 12.7% to $19.2 million for the three month period ended September 30, 2020, as compared to $22.0 million for the same period during 2019, mainly due to less revenue from time charter contracts. Revenue from the cabotage business decreased by $1.0 million or 7.5% to $12.5 million for the three month period ended September 30, 2020, as compared to $13.5 million for the same period during 2019, mainly due to lower time charter rates.

Sales of Products: For the three month period ended September 30, 2019, Navios Logistics’ sales of products increased by $3.0 million to $4.2 million, as compared to $1.2 million for the same period during 2019. This increase was attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $0.4 million or 3.9% to $12.5 million for the three month period ended September 30, 2020, as compared to $12.1 million for the same period during 2019. Time charter and voyage expenses of the barge business increased by $0.3 million or 7.1% to $7.3 million for the three month period ended September 30, 2020, as compared to $6.8 million for the same period during 2019. This increase was mainly attributable to higher charter-in expenses. Time charter and voyage expenses of the cabotage business increased by $0.1 million or 12.3% to $0.4 million for the three month period ended September 30, 2020, as compared to $0.3 million for the same period during 2019. Port terminal expenses remained stable at $4.9 million for the three month periods ended September 30, 2020 and 2019.

Direct Vessel Expenses: Direct vessel expenses increased by $0.4 million or 3.3% to $14.2 million for the three month period ended September 30, 2020, as compared to $13.8 million for the same period during 2019. Direct vessel expenses of the barge business increased by $0.4 million or 6.5% to $7.4 million for the three month period ended September 30, 2020, as compared to $7.0 million for the same period during 2019, mainly due to higher repair and maintenance costs. Direct vessel expenses of the cabotage business remained stable at $6.8 for both three month periods ended September 30, 2020 and 2019. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended September 30, 2020, Navios Logistics’ cost of products sold increased by $2.5 million to $3.7 million, as compared to $1.2 million for the same period during 2019. This increase was mainly attributable to an increase in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $0.3 million or 4.1% to $7.2 million for the three month period ended September 30, 2020, as compared to $7.5 million for the same period during 2019. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2020 amounted to $6.5 million and $0.7 million, respectively. Depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2019 amounted to $6.8 million and $0.7 million, respectively. Depreciation and amortization in the barge business decreased by $0.3 million or 7% to $4.3 million for the three month period ended September 30, 2020, as compared to $4.6 million for the same period during 2019. Depreciation and amortization in the port terminal business increased by $0.1 million or 0.5% to $2.1 million for the three month period ended September 30, 2020, as compared to $2.0 million for the same period during 2019. Depreciation and amortization in the cabotage business remained stable at $0.9 million for both three month periods ended September 30, 2020 and 2019.

General and Administrative Expenses: General and administrative expenses decreased by $1.4 million or 30.2% to $3.3 million for the three month period ended September 30, 2020, as compared to $4.7 million for the same period during 2019, mainly attributable to a decrease in payroll and related costs.

Interest Expense and Finance Cost: Interest expense and finance cost increased by $4.7 million or 46.4% to $14.9 million for the three month period ended September 30, 2020, as compared to $10.2 million for the same period during 2019. This increase was mainly attributable to the interest expense generated by the 2025 Notes. For the three month period ended September 30, 2020, interest expense amounted to $14.1 million and other finance costs amounted to $0.8 million. For the three month period ended September 30, 2019, interest expense amounted to $9.4 million and other finance costs amounted to $0.8 million.

Interest Income: Interest income increased by $0.7 million or 49.8% to $2.0 million for the three month period ended September 30, 2020, as compared to $1.3 million for the same period during 2019. This increase was mainly due to the higher interest income recorded from the Navios Holdings Loan Agreement (as defined below).

Loss on debt extinguishment: On July 8, 2020, the Co-Issuers (as defined herein) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4.2 million in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

Other income, Net: Other income, net increased by $3.8 million to $2.4 million for the three month period ended September 30, 2020, as compared to $1.4 million other expenses, net for the same period of 2019. Other income, net in the port terminal business increased by $4.2 million to $4.0 million for the three month period ended September 30, 2020, as compared to $0.2 million other expense, net for the same period during 2019. This increase was mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the grain port terminal. Other expense, net in the cabotage business decreased by $0.6 million to $0.8 million for the three month period ended September 30, 2020, as compared to $1.4 million for the same period during 2019. This decrease was mainly due to the decreased taxes other than income taxes, derived from decreased revenues. Other expense, net in the barge business increased by $1.0 million to $0.8 million for the three month period ended September 30, 2020, as compared to $0.2 million other income, net for the same period during 2019. This increase was mainly due income recorded from insurance claims during the three month period ended September 30, 2019.

Income Tax Benefit/(Expense): Income tax expense increased by $0.2 million to $0.4 million for the three month period ended September 30, 2020, as compared to $0.2 million for the same period during 2019. Income tax expense of the cabotage business increased by $0.3 million to $0.9 million for the three month period ended September 30, 2020, as compared to $0.6 million for the same period during 2019. Income tax benefit of the barge business increased by $0.1 million to $0.5 million for the three month period ended September 30, 2020, as compared to $0.4 million for the same period during 2019

For the nine month period ended September 30, 2020 compared to the nine month period ended September 30, 2019

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2020, Navios Logistics’ time charter, voyage and port terminal revenues decreased by $12.1 million or 7.1% to $159.0 million, as compared to $171.1 million for the same period during 2019. Revenue from the barge business decreased by $7.3 million or 11.5% to $56.1 million for the nine month period ended September 30, 2020, as compared to $63.4 million for the same period during 2019, mainly due to less revenue from time charter contracts. Revenue from the port terminal business decreased by $3.2 million or 4.5% to $66.0 million for the nine month period ended September 30, 2020, as compared to $69.2 million for the same period during 2019. The decrease was mainly attributable to lower volumes transshipped from the grain port terminal. Revenue from the cabotage business decreased by $1.7 million or 4.4% to $36.9 million for the nine month period ended September 30, 2020, as compared to $38.6 million for the same period during 2019, mainly due to lower time charter rates.

Sales of Products: For the nine month period ended September 30, 2020, Navios Logistics’ sales of products increased by $6.0 million or 64.4% to $15.4 million, as compared to $9.4 million for the same period during 2019. This increase was attributable to an increase in the Paraguayan liquid port terminal’s volumes of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $2.8 million or 6.2% to $36.1 million for the nine month period ended September 30, 2020, as compared to $33.3 million for the same period during 2019. Time charter and voyage expenses of the barge business increased by $2.5 million or 13.4% to $20.9 million for the nine month period ended September 30, 2020, as compared to $18.5 million for the same period during 2019. This increase was mainly attributable to higher charter-in expenses. Port terminal expenses increased by $0.6 million or 4.4% to $13.9 million for the nine month period ended September 30, 2020, as compared to $13.3 million for the same period during 2019, mainly due to higher volumes transshipped in the iron ore port terminal. Time charter and voyage expenses of the cabotage business decreased by $0.3 million or 16.2% to $1.3 million for the nine month period ended September 30, 2020, as compared to $1.6 million for the same period during 2019, mainly due to fewer spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses decreased by $1.7 million or 4.1% to $39.4 million for the nine month period ended September 30, 2020, as compared to $41.1 million for the same period during 2019. Direct vessel expenses of the cabotage business decreased by $1.9 million or 8.7% to $19.4 million for the nine month period ended September 30, 2020, as compared to $21.3 million for the same period during 2019, mainly due to decreased crew costs. Direct vessel expenses of the barge business increased by $0.2 million or 0.8% to $20.0 million for the nine month period ended September 30, 2020, as compared to $19.8 million for the same period during 2019, mainly due to higher repair and maintenance costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the nine month period ended September 30, 2020, Navios Logistics’ cost of products sold increased by $5.5 million or 59.8%, to $14.6 million, as compared to $9.1 million for the same period during 2019. This increase was mainly attributable to an increase in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $0.4 million or 1.9% to $21.8 million for the nine month period ended September 30, 2020, as compared to $22.2 million for the same period during 2019. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2020 amounted to $19.7 million and $2.1 million, respectively. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2019 amounted to $20.1 million and $2.1 million, respectively. Depreciation and amortization in the port terminal business increased by $0.1 million or 0.9% to $6.2 million for the nine month period ended September 30, 2020, as compared to $6.1 million for the same period during 2019. Depreciation and amortization in the barge business decreased by $0.5 million or 3.6% to $13.0 million for the nine month period ended September 30, 2020, as compared to $13.5 million for the same period during 2019. Depreciation and amortization in the cabotage business remained stable at $2.6 million for both nine month periods ended September 30, 2020 and 2019.

General and Administrative Expenses: General and administrative expenses decreased by $3.1 million or 24.2% to $9.7 million for the nine month period ended September 30, 2020, as compared to $12.8 million for the same period during 2019, mainly attributable to a decrease in payroll and related costs.

Interest Expense and Finance Cost: Interest expense and finance cost increased by $3.0 million or 9.6% to $33.6 million for the nine month period ended September 30, 2020, as compared to $30.6 million for the same period of 2019. This increase was mainly attributable to the interest expense generated by the 2025 Notes. For the nine month period ended September 30, 2020, interest expense amounted to $31.6 million and other finance costs amounted to $2.0 million. For the nine month period ended September 30, 2019, interest expense amounted to $28.7 million and other finance costs amounted to $1.9 million.

Interest Income: Interest income increased by $4.2 million to $6.8 million for the nine month period ended September 30, 2020, as compared to $2.6 million for the same period of 2019. This increase was mainly due to the higher interest income recorded from the Navios Holdings Loan Agreement (as defined below).

Loss on debt extinguishment: On July 8, 2020, the Co-Issuers (as defined below) issued $500.0 million in aggregate principal amount of 2025 Notes. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4.2 million in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

Other Income, Net: Other income, net increased by $4.0 million or 102.4% to $0.1 million for the nine month period ended September 30, 2020, as compared to $3.9 million other expense, net for the same period during 2019. Other income, net for the port terminal business increased by $2.7 million to $3.7 million for the nine month periods ended September 30, 2020, as compared to $1.0 million for the same period during 2019. This increase was mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the grain port terminal. Other expense, net for the barge business decreased by $0.7 million or 43.9% to $1.0 million for the nine month period ended September 30, 2020, as compared to $1.7 million for the same period during 2019. This decrease was mainly due to the decreased taxes other than income taxes, derived from decreased revenues, and positive foreign exchange differences. Other expense, net for the cabotage business decreased by $0.6 million or 18.3% to $2.6 million for the nine month period ended September 30, 2020, as compared to $3.2 million for the same period during 2019. This decrease was mainly due to the decreased taxes other than income taxes, derived from decreased revenues.

Income Tax Benefit/ (Expense): Income tax expense decreased by $0.5 million or 63.2% to $0.2 million for the nine month period ended September 30, 2020, as compared to $0.7 million income tax expense for the same period during 2019. Income tax benefit of the barge business increased by $1.1 million to $1.5 million for the nine month period ended September 30, 2020, as compared to $0.4 million for the same period during 2019. Income tax expense of the cabotage business increased by $0.6 million to $1.7 million for the nine month period ended September 30, 2020, as compared to $1.1 million for the same period during 2019.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, borrowings under credit facilities and the issuance of debt securities. The main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that our owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review refinancing alternatives for our outstanding indebtedness and opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2020 and 2019.

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2020 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)
Net cash provided by operating activities	$55,934	$64,488
Net cash used in investing activities	(4,293)	(50,580)
Net cash used in financing activities	(13,253)	(14,826)

Increase/(decrease) in cash and cash equivalents	38,388	(918)
Cash and cash equivalents and restricted cash, beginning of the period	45,605	76,472

Cash and cash equivalents and restricted cash, end of period	$83,993	$75,554

Cash provided by operating activities for the nine month period ended September 30, 2020 as compared to cash provided by operating activities for the nine month period ended September 30, 2019:

Net cash provided by operating activities decreased by $8.6 million to $55.9 million for the nine month period ended September 30, 2020, as compared to $64.5 million for the same period during 2019. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2020 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)
Net income	$21,700	$29,309
Depreciation of vessels, port terminals and other fixed assets	19,673	20,094
Amortization of intangible assets	2,080	2,080
Accretion of notes payable-receivable/unwinding of discount	(173)	(115)
Amortization of deferred financing costs	1,984	1,933
Amortization of deferred drydock costs	2,941	4,041

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2020 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)
Amortization of operating lease asset	356	299
Provision for losses on accounts receivable	541	341
Mark-to-market debt security investment	—	(908)
Deferred interest income amortization	(187)	(108)
Loss on debt extinguishment	4,157	—
Gain on debt security investment disposal	—	(177)
Income tax benefit	242	657

Net income adjusted for non-cash items	$53,314	$57,446

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The positive change in operating assets and liabilities of $2.6 million for the nine month period ended September 30, 2020 resulted from a $5.3 million increase in accounts payable, a $4.9 million decrease in accounts receivable, a $4.1 million increase in accrued expense, a $0.5 million increase in amounts due from affiliate companies. The positive change in operating assets and liabilities was partially offset by $3.5 million of payments for drydock and special survey costs, a $2.7 million increase in long term assets, a $2.5 million increase in prepaid expenses and other current assets, a $1.9 million increase in inventories, a $1.0 million decrease in deferred income, a $0.4 million decrease in operating lease liabilities, a $0.1 million decrease in long term liabilities, and a less than $0.1 million decrease in income tax payable.

The positive change in operating assets and liabilities of $7.0 million for the nine month period ended September 30, 2019 resulted from a $9.6 million decrease in prepaid expenses and other current assets, a $7.5 million increase in accrued expenses and a $4.7 million decrease in accounts receivable. The positive change in operating assets and liabilities was partially offset by a $5.8 million increase in long term assets, a $2.5 million increase in inventories, a $2.4 million increase in amounts due from affiliate companies, a $2.0 million of payments for drydock and special survey costs, a $1.4 million decrease in deferred income, a $0.3 million decrease in operating lease liabilities, a $0.2 million decrease in accounts payable, a $0.1 million decrease in long term liabilities and a $0.1 million decrease in income tax payable.

Cash used in investing activities for the nine month period ended September 30, 2020 as compared to the nine month period ended September 30, 2019:

Net cash used in investing activities decreased by $46.3 million to $4.3 million for the nine month period ended September 30, 2020, from $50.6 million for the same period during 2019.

Cash used in investing activities for the nine month period ended September 30, 2020 was mainly the result of (a) $2.2 million in payments for the purchase of fixed assets, (b) $0.9 million in payments for the construction of the Company’s six new liquid barges, (c) $0.7 million draw down from the secured credit facility to our parent and (d) $0.6 million in payments for the construction of the Company’s two new tanks in its liquid port terminal, partially mitigated by $0.1 million in collections of the Note receivable.

Cash used in investing activities for the nine month period ended September 30, 2019 was mainly the result of (a) $49.5 million in investment providing a secured credit facility to our parent, (b) $17.6 million in investment in debt securities of our parent and (c) $2.3 million in payments for the purchase of fixed assets, partially mitigated by (a) $18.7 million proceeds from the disposal of debt securities of our parent and (b) $0.1 million in collections of the Note receivable.

Cash used in financing activities for the nine month period ended September 30, 2020 as compared to cash used in financing activities for the nine month period ended September 30, 2019:

Net cash used in financing activities decreased by $1.6 million to $13.3 million for the nine month period ended September 30, 2020, as compared to $14.8 million cash used in financing activities for the same period during 2019.

Cash used in financing activities for the nine month period ended September 30, 2020 was due to (a) $375.0 million in payments for the redemption of the 2022 Notes (as defined below), (b) $98.0 million in payments for the repayment of the Term Loan B Facility (as defined below), (c) $33.9 million dividend paid to common shareholders, (d) $4.0 million of payments made in connection with the Company’s outstanding indebtedness, and (e) $3.5 million in payments for the repayment of the Notes Payable (as defined below), partially mitigated by (a) $487.5 million of proceeds from the 2025 Notes and (b) $13.6 million of proceeds from long term debt.

Cash used in financing activities for the nine month period ended September 30, 2019 was mainly attributable to (a) $11.4 million of payments made in connection with the Company’s outstanding indebtedness and (b) $3.4 million in payments for the repayment of the Notes Payable (as defined below).

EBITDA and Adjusted EBITDA Reconciliation to Net income/(loss)

EBITDA represents net income/(loss) attributable to Navios Logistics’ common shareholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before loss on debt extinguishment. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Logistics’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Logistic’s performance. Furthermore, Navios Logistics’ calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Three Month Period Ended September 30, 2020

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$12,634	$(584)	(9,377)	$2,673
Depreciation and amortization	2,052	872	4,283	7,207
Amortization of deferred drydock costs	—	495	412	907
Interest expense and finance costs	6,019	2,989	5,941	14,949
Interest income	(638)	(1,001)	(339)	(1,978)
Income tax expense/ (benefit)	—	885	(480)	405
EBITDA	$20,067	$3,656	$440	$24,163
Loss on debt extinguishment	1,619	892	1,646	4,157

Adjusted EBITDA	$21,686	$4,548	$2,086	$28,320

Three Month Period Ended September 30, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$14,913	$1,550	$(2,155)	$14,308
Depreciation and amortization	2,041	871	4,606	7,518
Amortization of deferred drydock and special survey costs	—	740	843	1,583
Interest expense and finance costs	4,324	1,565	4,322	10,211
Interest income	(561)	(139)	(620)	(1,320)
Income tax expense/ (benefit)	—	567	(342)	225

EBITDA	$20,717	$5,154	$6,654	$32,525

Adjusted EBITDA decreased by $4.2 million to $28.3 million for the three month period ended September 30, 2020, as compared to $32.5 million for the same period during 2019. This decrease was mainly due to (a) a $8.3 million decrease in time charter, voyage and port terminal revenues, of which $4.4 million was attributable to the port terminal business, $2.9 million to the barge business, and $1.0 million to the cabotage business, (b) a $2.5 million increase in cost of products sold in the port terminal business, (c) a $1.1 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), of which $0.9 million was attributable to the barges business and $0.2 million to the cabotage business and (d) a $0.4 million increase in time charter, voyage and port terminal expenses, of which $0.3 million was attributable to the barge business and $0.1 million was attributable to the cabotage business. This decrease was partially mitigated by (a) a $3.7 million increase in other income, net, of which $4.2 million was attributable to the port terminal business, $0.5 million in cabotage business, partially mitigated by a $1.0 million increase other expense, net in the barge business, (b) a $3.0 million increase in sales of products in the port terminal business, (c) a $1.4 million decrease in general and administrative expenses, of which $0.8 million was attributable to the port terminal business, $0.4 million to the barge business and $0.2 million to the cabotage business.

Nine Month Period Ended September 30, 2020

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$35,477	$3,112	$(16,889)	$21,700
Depreciation and amortization	6,163	2,622	12,967	21,752
Amortization of deferred drydock costs	—	1,685	1,256	2,941
Interest expense and finance costs	13,684	5,067	14,832	33,583
Interest income	(2,665)	(1,469)	(2,710)	(6,844)
Income tax expense/ (benefit)	—	1,724	(1,482)	242
EBITDA	$52,659	$12,741	$7,974	$73,374
Loss on debt extinguishment	1,619	892	1,646	4,157

Adjusted EBITDA	$54,278	$13,633	$9,620	$77,531

Nine Month Period Ended September 30, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$34,766	$3,243	$(8,700)	$29,309
Depreciation and amortization	6,109	2,617	13,448	22,174
Amortization of deferred drydock and special survey costs	—	2,366	1,675	4,041
Interest expense and finance costs	13,142	4,037	13,450	30,629
Interest income	$(1,119)	$(296)	$(1,220)	$(2,635)
Income tax expense/ (benefit)	—	1,102	(445)	657

EBITDA	$52,898	$13,069	$18,208	$84,175

Adjusted EBITDA decreased by $6.7 million to $77.5 million for the nine month period ended September 30, 2020, as compared to $84.2 million for the same period during 2019. This decrease was mainly due to (a) $12.1 million decrease in time charter, voyage and port terminal revenues, of which $7.2 million was attributable to the barge business, $3.2 million to the port terminal business, and $1.7 million to the cabotage terminal business, (b) a $5.5 million increase in cost of products sold in the port terminal business, and (c) a $2.8 million increase in time charter, voyage and port terminal expenses, of which $2.5 million was attributable to the barge business, and $0.6 million to the port terminal business, partially mitigated by a $0.3 million decrease in the cabotage business. This decrease was partially mitigated by (a) a $6.0 million increase in sales of products in the port terminal business, (b) a $4.0 million increase in other income, net, of which $2.7 million was attributable to the port terminal business, mitigated by a $0.7 million decrease in other expense, net in the barge business, and a $0.6 million decrease in other expenses, net in the cabotage business, (c) a $3.1 million decrease in general and administrative expenses, of which $1.9 million was attributable to the port terminal business, $1.0 million to the barge business and $0.2 million to the cabotage business, and (d) a $0.6 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), of which $1.2 million was attributable to the cabotage business, partially mitigated by a $0.6 million increase in the barge business.

Long-term Debt Obligations and Credit Arrangements

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500.0 million in aggregate principal amount of 2025 Notes, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment date. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than the Co-Issuer and Grimaud Ventures S.A.. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2020, deferred financing costs associated with the 2025 Notes amounted to $20.2 million. Interest expense associated with the 2025 Notes amounted to $12.5 million for the three month period ended September 30, 2020.

2022 Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of senior notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2.7 million in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred financing costs.

As of December 31, 2019, deferred financing costs associated with the 2022 Notes amounted to $3.3 million. Interest expense associated with the 2022 Notes amounted to $1.1 million and $14.8 million for the three and nine month periods ended September 30, 2020, respectively, ($6.8 million and $20.4 million for the three and nine month periods ended September 30, 2019, respectively).

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1.5 million in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred financing costs.

As of December 31, 2019, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2.1 million, respectively. Interest expense associated with the Term Loan B Facility amounted to less than $0.1 million and $3.2 million for the three and nine month period ended September 30, 2020, respectively ($1.8 million and $5.5 million for the three and nine month periods ended September 30, 2019, respectively).

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2020, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $18.8 million.

Interest expense associated with the Notes Payable amounted to $0.2 million and $0.8 million for the three and nine month periods ended September 30, 2020, respectively ($0.4 million and $1.2 million, respectively, for the three and nine month periods ended September 30, 2019).

Other Indebtedness

On December 15, 2016, the Company entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bore interest at a rate of LIBOR (180 days) plus 325 basis points. The loan was repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, this loan was repaid in full in connection with drawing the New BBVA Facility.

On February 14, 2020, the Company agreed to the terms of a $25.0 million loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The BBVA Loan can be used to repay the existing loan facility with BBVA, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of September 30, 2020, the outstanding amount of the Term Bank Loan was $9.5 million. As of September 30, 2020 and December 31, 2019, unamortized deferred financing costs associated with the Term Bank Loan amounted to less than $0.1 million and $0.1 million, respectively.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2020, the outstanding loan balance was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants of its borrowings as of September 30, 2020.

The annualized weighted average interest rates of the Company’s total borrowings were 9.81% and 7.92% for the three and nine month periods ended September 30, 2020, respectively, (7.11% and 7.19% for the three and nine month periods ended September 30, 2019, respectively).

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of September 30, 2020, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of September 30, 2020 (Amounts in millions of U.S. dollars)
September 30, 2021	$19.3
September 30, 2022	25.0
September 30, 2023	4.9
September 30, 2024	3.9
September 30, 2025	500.2
September 30, 2026 and thereafter	—

Total	$553.3

Contractual Obligations

The following table summarizes Navios Logistics’ contractual obligations as of September 30, 2020:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations (1)	$19.3	$29.9	$504.1	—	$553.3
Acquisition of six liquid barges (2)	2.3	5.2	5.4	—	12.9
Construction of two new tanks	0.7	0.2	—	—	0.9
Land lease agreements (3)	0.6	1.1	1.1	22.6	25.4
Office rent obligations (3)	0.5	0.2	—	—	0.7

Total	$23.4	$36.7	$510.6	$22.6	$593.2

(1)

Represents principal payments on amounts drawn on our outstanding credit facilities, the 2025 Notes and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table also exclude expected interest payments of $55.5 million (less than 1 year), $108.5 million (1-3 years), $94.1 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.

(2)

Represents principal payments of the future remaining obligation for the acquisition of six liquid barges, which bear interest at fixed rate. The amounts in the table exclude expected interest payments of $1.0 million (less than 1 year), $1.4 million (1-3 years), $0.5 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the shipbuilding contract for the construction of these barges.

(3)	We have several lease agreements with respect to our operating port terminals and various offices.

Working Capital Position

On September 30, 2020, Navios Logistics’ current assets totaled $129.2 million, while current liabilities totaled $67.7 million, resulting in a positive working capital position of $61.5 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

On November 21, 2019, Navios Logistics entered into a shipbuilding contract for the construction of six liquid barges for total consideration of $17.1 million. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021. As of September 30, 2020, Navios Logistics had paid $5.0 million for the construction of these barges. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of these barges amounted to $0.4 million as of September 30, 2020.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in the Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of September 30, 2020, Navios Logistics had paid $2.1 million for the land acquisition and capitalized expenses for the development of its port operations.

As of September 30, 2020, Navios Logistics had paid $0.6 million for the construction of two new tanks in its liquid port terminal.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

On February 21, 2020, Navios Logistics declared and paid a dividend in the aggregate amount of $27.5 million.

On July 10, 2020, Navios Logistics declared and paid a dividend in cash or shares of Navios Holdings in the aggregate amount of $6.4 million.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables is limited due to the fact that Navios Logistics’ customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the nine month period ended September 30, 2020, one customer, Vale International S.A. (“Vale”), accounted for 31.0% of Navios Logistics’ revenues. For the nine month period ended September 30, 2019, one customer, Vale accounted for 33.3% of Navios Logistics’ revenues.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2021.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due from affiliates as of September 30, 2020 amounted to $73.4 million (December 31, 2019: $73.0 million due from affiliates) which includes the current amounts due from Navios Holdings and Navios Shipmanagement Inc.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $0.5 million and contemplated fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the Navios Holdings 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Notes and Term Loan B Facility in July 2020 and the issuance of 2025 Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of September 30, 2020, the full amount was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $0.1 million deferred income as of September 30, 2020. For the three and nine month period ended September 30, 2020, interest income related to Navios Holdings Loan Agreement amounted to $1.8 million and $6.5 million, respectively.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly-owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 million in satisfaction of the interest payable in respect of the Navios Holdings Loan.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM continues to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2020 amounted to $0.3 million and $0.9 million, respectively ($0.3 million and $0.9 million for the three and nine month periods ended September 30, 2019, respectively).

Lodging and services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Pit Jet S.A. and, from time to time, Divijet and Trace Capital, all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, neither of whom has a controlling interest in those companies. Total charges were nil and less than $0.1 million for the three and nine month periods ended September 30, 2020, respectively (less than $0.1 million for both the three and nine month periods ended September 30, 2019, respectively), and amounts payable amounted to less than $0.1 million as of September 30, 2020 and $0.1 million as of December 31, 2019.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—As of September 30, 2020 and December 31, 2019, Navios Logistics had a total of $553.3 million and $520.4 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A. and the 2025 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of September 30, 2020 was $0.1 million and $534.9 million, respectively, but do not affect the related interest expense. The interest on the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of September 30, 2020, the amount outstanding under the Company’s floating rate loan facilities was $53.3 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the nine month period ended September 30, 2020 by $1.1 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the nine month periods ended September 30, 2020 and 2019 approximately 46.6% and 52.0%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the relevant foreign currencies by 1.00% would change Navios Logistics’ net income for the nine month period ended September 30, 2020 by $0.5 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2019 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2020 (unaudited)	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$83,993	$45,605
Accounts receivable, net		24,656	30,077
Due from affiliate companies	7	3,529	4,043
Note receivable, current portion	3	185	96
Prepaid expenses and other current assets		8,044	5,518
Inventories		8,764	6,829

Total current assets		129,171	92,168

Vessels, port terminals and other fixed assets, net	3	516,877	535,166
Deposits for vessels, port terminals and other fixed assets	3	6,503	4,504
Intangible assets other than goodwill, net	4	52,432	54,511
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		11,672	11,129
Intercompany receivable loan from parent (related party), net	7	69,858	68,966
Note receivable, net of current portion	3	186	375
Operating lease assets	10	8,496	8,852
Other long-term assets		4,634	10,391

Total noncurrent assets		774,754	797,990

Total assets		$903,925	$890,158

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$18,770	$13,743
Accrued expenses		25,440	20,365
Deferred income		3,973	5,015
Operating lease liabilities, current portion	10	273	467
Notes payable—current portion	5	4,812	4,841
Current portion of long-term debt	5	14,442	7,374

Total current liabilities		67,710	51,805

Senior notes, net	5	479,769	371,677
Notes payable, net of current portion	5	13,998	17,628
Long-term debt, net of current portion	5	20,036	113,409
Income tax payable		73	109
Deferred tax liability		7,410	8,133
Operating lease liabilities, net of current portion	10	8,235	8,397
Other long-term liabilities		599	724

Total noncurrent liabilities		530,120	520,077

Total liabilities		597,830	571,882

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock — $1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both September 30, 2020 and December 31, 2019		20	20
Additional paid-in capital		233,441	233,441
Retained earnings		72,634	84,815

Total stockholders’ equity		306,095	318,276

Total liabilities and stockholders’ equity		$903,925	$890,158

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended September 30, 2020 (unaudited)	Three Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
Time charter, voyage and port terminal revenues		$54,588	$62,855	$158,979	$171,076
Sales of products		4,168	1,228	15,425	9,384
Time charter, voyage and port terminal expenses		(12,532)	(12,065)	(36,140)	(33,341)
Direct vessel expenses		(14,210)	(13,757)	(39,413)	(41,101)
Cost of products sold		(3,695)	(1,191)	(14,614)	(9,145)
Depreciation and amortization	3, 4	(7,207)	(7,518)	(21,752)	(22,174)
General and administrative expenses		(3,288)	(4,712)	(9,740)	(12,846)
Interest expense and finance cost		(14,949)	(10,211)	(33,583)	(30,629)
Interest income		1,978	1,320	6,844	2,635
Loss on debt extinguishment		(4,157)	—	(4,157)	—
Other income/(expenses), net		2,382	(1,416)	93	(3,893)

Income before income taxes		$3,078	$14,533	$21,942	$29,966
Income tax expense		(405)	(225)	(242)	(657)

Net income		$2,673	$14,308	$21,700	$29,309

Basic and diluted earnings per share		$0.08	$0.72	$1.03	$1.47

Weighted average number of shares, basic and diluted	8	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income		$21,700	$29,309
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		31,614	28,137
(Increase) / decrease in operating assets		(1,794)	3,504
Increase in operating liabilities		7,897	5,552
Payments for drydock and special survey costs		(3,483)	(2,014)

Net cash provided by operating activities		55,934	64,488

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets	3	(1,703)	(2,310)
Deposits for vessels, port terminals and other fixed assets	3	(1,999)	—
Loan to parent Company (related party)	7	(705)	(49,500)
Investments in debt securities (related party)	7	—	(17,642)
Disposal of debt securities (related party)	7	—	18,726
Proceeds from notes receivable		114	146

Net cash used in investing activities		(4,293)	(50,580)

FINANCING ACTIVITIES:
Proceeds from issuance of 2025 Notes, net of deferred finance costs	5	487,504	—
Proceeds from long-term debt	5	13,625	—
Repayment of 2022 Notes	5	(375,000)	—
Repayment of long-term debt	5	(102,002)	(11,457)
Repayment of notes payable	5	(3,499)	(3,369)
Dividends paid		(33,881)	—

Net cash used in financing activities		(13,253)	(14,826)

Net increase / (decrease) in cash and cash equivalents		38,388	(918)

Cash and cash equivalents, beginning of period		45,605	76,472

Cash and cash equivalent, end of period		$83,993	$75,554

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$24,678	$21,986

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2019	20,000	$20	$233,441	$84,815	$318,276
Net income	—	—	—	7,046	7,046
Dividends paid	—	—	—	(27,500)	(27,500)

Balance March 31, 2020 (unaudited)	20,000	$20	$233,441	$64,361	$297,822
Net income	—	—	—	11,981	11,981

Balance June 30, 2020 (unaudited)	20,000	$20	$233,441	$76,342	$309,803
Net income	—	—	—	2,673	2,673
Dividends paid	—	—	—	(6,381)	(6,381)

Balance September 30, 2020 (unaudited)	20,000	$20	$233,441	$72,634	$306,095

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2018	20,000	$20	$233,441	$52,676	$286,137
Net income	—	—	—	5,305	5,305

Balance March 31, 2019 (unaudited)	20,000	$20	$233,441	$57,981	$291,442
Net income	—	—	—	9,696	9,696

Balance June 30, 2019 (unaudited)	20,000	$20	$233,441	$67,677	$301,138
Net income	—	—	—	14,308	14,308

Balance September 30, 2019 (unaudited)	20,000	$20	$233,441	$81,985	$315,446

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ condensed consolidated balance sheets, statements of income, cash flows and changes in equity for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include certain information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2019 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”) on February 21, 2020.

Adoption of new accounting pronouncements:

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s unaudited condensed consolidated financial statements as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

On January 1, 2020, the Company adopted the requirements of ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” which modifies the disclosure requirements on fair value measurements. ASU 2018-13 has not had a material impact on the Company’s consolidated financial statements.

On January 1, 2020, the Company adopted the requirements of ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350)”. ASU 2017-04 addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. ASU 2017-04 has not had a material impact on the Company’s consolidated financial statements.

On January 1, 2020, the Company adopted the requirements of ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The Company has assessed all the expected credit losses of its financial assets, and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

(c) Revenue Recognition:

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks.

The following tables reflects the revenue earned per category for the three and nine month periods ended September 30, 2020 and 2019:

	Three Month Period Ended September 30, 2020	Three Month Period Ended September 30, 2019
COA/Voyage revenues	$17,200	$13,965
Time chartering revenues	14,501	21,551
Dry port terminal revenues	20,133	24,372
Storage fees (dry port) revenues	187	36
Dockage revenues	1,263	1,692
Sale of products revenues	4,168	1,228
Liquid port terminal revenues	1,157	1,109
Other dry port terminal revenue	147	130

Total	$58,756	$64,083

	Nine Month Period Ended September 30, 2020	Nine Month Period Ended September 30, 2019
COA/Voyage revenues	$43,146	$41,758
Time chartering revenues	49,813	60,166
Dry port terminal revenues	55,961	61,029
Storage fees (dry port) revenues	3,029	932
Dockage revenues	3,172	3,295
Sale of products revenues	15,425	9,384
Liquid port terminal revenues	3,424	3,268
Other dry port terminal revenue	434	628

Total	$174,404	$180,460

(d) Recent Accounting Pronouncements:

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, “Compensation — Retirement Benefits — Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$526,053	$(200,758)	$325,295
Additions	886	(13,499)	(12,613)
Write-off	(308)	—	(308)

Balance September 30, 2020	$526,631	(214,257)	312,374

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$224,772	$(34,184)	$190,588
Additions	496	(5,187)	(4,691)
Write-off	(88)	77	(11)

Balance September 30, 2020	$225,180	(39,294)	185,886

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$29,190	$(12,777)	$16,413
Additions	180	(231)	(51)

Balance September 30, 2020	$29,370	(13,008)	16,362

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$7,830	$(4,960)	$2,870
Additions	141	(756)	(615)

Balance September 30, 2020	$7,971	(5,716)	2,255

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$787,845	$(252,679)	$535,166
Additions	1,703	(19,673)	(17,970)
Write-off	(396)	77	(319)

Balance September 30, 2020	$789,152	(272,275)	516,877

Certain assets of the Company have been pledged as collateral for loan facilities. As of September 30, 2020 and December 31, 2019, the net book value of such assets was $83,972 and $79,502, respectively.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of September 30, 2020, Navios Logistics had paid $1,155 for the land acquisition.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Future minimum collections of Note receivable as of September 30, 2020, are as follows:

Collections Due by Period	September 30, 2020
September 30, 2021	$203
September 30, 2022	40
September 30, 2023	38
September 30, 2024	131

Total future minimum note receivable collections	412
Less: amount representing interest	(41)

Present value of future minimum Note receivable collections (1)	$371

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

On November 21, 2019, Navios Logistics entered into a shipbuilding contract for the construction of six liquid barges for a total consideration of $17,140. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021. As of September 30, 2020, Navios Logistics had paid $4,954 for the construction of these barges. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of these barges amounted to $430 as of September 30, 2020.

As of September 30, 2020, Navios Logistics had paid $931 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

As of September 30, 2020, Navios Logistics had paid $618 for the construction of two new tanks in its liquid port terminal.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of September 30, 2020 and December 31, 2019 consisted of the following:

September 30, 2020	Acquisition Cost	Accumulated Amortization	Net Book Value September 30, 2020
Port terminal operating rights	53,152	(13,585)	39,567
Customer relationships	36,120	(23,255)	12,865

Total intangible assets	$89,272	$(36,840)	$52,432

December 31, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	36,120	(21,924)	14,196

Total intangible assets	$89,272	$(34,761)	$54,511

Amortization expense for the three and nine month periods ended September 30, 2020 amounted to $693 and $2,079, respectively ($694 and $2,080, respectively, for the three and nine month periods ended September 30, 2019).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	34,592	39,567
Customer relationships	1,775	1,775	1,775	1,775	1,775	3,990	12,865

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$38,582	$52,432

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	September 30, 2020	December 31, 2019
2025 Notes	$500,000	—
2022 Notes	—	$375,000
Term Loan B Facility	—	$98,000
Notes Payable	$18,810	$22,469
BBVA loan	$25,000	$14,275
Term Bank loan	$9,450	$10,500
Loan for Nazira	$63	$115

Total borrowings	553,323	520,359
Less: current portion	(19,254)	(12,215)
Less: deferred financing costs, net	(20,266)	(5,430)

Total long-term borrowings	$513,803	$502,714

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment date. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than the Co-Issuer and Grimaud Ventures S.A.. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2020, deferred financing costs associated with the 2025 Notes amounted to $20,231. Interest expense associated with the 2025 Notes amounted to $12,542 for the three month period ended September 30, 2020.

2022 Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2,661 in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred financing costs.

As of December 31, 2019, deferred financing costs associated with the 2022 Notes amounted to $3,323. Interest expense associated with the 2022 Notes amounted to $1,133 and $14,727 for the three and nine month periods ended September 30, 2020, respectively, ($6,797 and $20,391 for the three and nine month periods ended September 30, 2019, respectively).

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1,496 in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred financing costs.

As of December 31, 2019, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2,056. Interest expense associated with the Term Loan B Facility amounted to $78 and $3,162 for the three and nine month periods ended September 30, 2020, respectively ($1,779 and $5,454, respectively, for the three and nine month periods ended September 30, 2019).

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2020, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $18,810.

Interest expense associated with the Notes Payable amounted to $221 and $815 for the three and nine month periods ended September 30, 2020, respectively ($412 and $1,248 respectively, for the three and nine month periods ended September 30, 2019).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bore interest at a rate of LIBOR (180 days) plus 325 basis points. The loan was repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, this loan was repaid in full in connection with drawing the New BBVA Facility.

On February 14, 2020, the Company agreed to the terms of a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The New BBVA Facility was used to repay the existing loan facility with BBVA, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of September 30, 2020, the outstanding amount of the Term Bank Loan was $9,450. As of September 30, 2020 and December 31, 2019, unamortized deferred financing costs associated with the Term Bank Loan amounted to $35 and $51, respectively.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2020, the outstanding loan balance was $63. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of September 30, 2020.

The annualized weighted average interest rates of the Company’s total borrowings were 9.81% and 7.92% for the three and nine month periods ended September 30, 2020, respectively (7.11% and 7.19% for the three and nine month periods ended September 30, 2019, respectively).

The maturity table below reflects future payments of the long-term debt outstanding as of September 30, 2020, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
September 30, 2021	$19,276
September 30, 2022	24,968
September 30, 2023	4,992
September 30, 2024	3,860
September 30, 2025	500,227
September 30, 2026 and thereafter	—

Total	$553,323

NOTE 6: COMMITMENTS AND CONTINGENCIES

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2021.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In September 2020, the Company agreed a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. For the three and nine month periods ended September 30, 2020, the Company recognized a gain of $4,084 which is included under the line “Other income/(expense), net” of the Company’s consolidated statement of income.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

As of September 30, 2020 and December 31, 2019, the amounts due from affiliate companies were as follows:

	September 30, 2020	December 31, 2019
Navios Holdings	$73,314	$72,315
Navios Shipmanagement Inc.(1)	73	694

Total	$73,387	$73,009

(1)	Amounts due from Navios Shipmanagement Inc. do not accrue interest and do not have a specific due date for their settlement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $500 and contemplated fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the Navios Holdings 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, as a result of the redemption of the 2022 Notes and Term Loan B Facility and the issuance of 2025 Notes in July 2020, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of September 30, 2020, the full amount was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $142 deferred income as of September 30, 2020. For the three and nine month period ended September 30, 2020, interest income related to Navios Holdings Loan Agreement amounted to $1,848 and $6,487, respectively.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly-owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM continues to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2020 amounted to $286 and $858, respectively ($286 and $858 for the three and nine month periods ended September 30, 2019, respectively).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, neither of whom has a controlling interest in those companies. Total charges were nil and $7 for the three and nine month periods ended September 30, 2020, respectively ($3 and $12 for the three and nine month periods ended September 30, 2019, respectively), and amounts payable amounted to less than $1 as of September 30, 2020 and $1 as of December 31, 2019.

NOTE 8: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2020	Cabotage Business Segment for the Three Month Period Ended September 30, 2020	Barge Business Segment for the Three Month Period Ended September 30, 2020	Total
Time charter, voyage and port terminal revenues	$22,886	$12,526	$19,176	$54,588
Sales of products	4,168	—	—	4,168
Time charter, voyage and port terminal expenses	(4,865)	(356)	(7,311)	(12,532)
Direct vessel expenses	—	(6,790)	(7,420)	(14,210)
Cost of products sold	(3,695)	—	—	(3,695)
Depreciation and amortization	(2,052)	(872)	(4,283)	(7,207)
General and administrative expenses	(790)	(526)	(1,972)	(3,288)
Interest expense and finance cost	(6,019)	(2,989)	(5,941)	(14,949)
Interest income	638	1,001	339	1,978
Loss on debt extinguishment	(1,619)	(892)	(1,646)	(4,157)
Other income/(expenses), net	3,982	(801)	(799)	2,382

Income/(loss) before income taxes	12,634	301	(9,857)	3,078
Income tax (expense)/ benefit	—	(885)	480	(405)

Net income/(loss)	$12,634	(584)	(9,377)	$2,673

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2019	Cabotage Business Segment for the Three Month Period Ended September 30, 2019	Barge Business Segment for the Three Month Period Ended September 30, 2019	Total
Time charter, voyage and port terminal revenues	$27,339	$13,542	$21,974	$62,855
Sales of products	1,228	—	—	1,228
Time charter, voyage and port terminal expenses	(4,922)	(317)	(6,826)	(12,065)
Direct vessel expenses	—	(6,791)	(6,966)	(13,757)
Cost of products sold	(1,191)	—	—	(1,191)
Depreciation and amortization	(2,041)	(871)	(4,606)	(7,518)
General and administrative expenses	(1,587)	(658)	(2,467)	(4,712)
Interest expense and finance costs	(4,324)	(1,565)	(4,322)	(10,211)
Interest income	561	139	620	1,320
Other (expenses)/income, net	(150)	(1,362)	96	(1,416)

Income/(loss) before income taxes	14,913	2,117	(2,497)	14,533
Income tax (expense)/benefit	—	(567)	342	(225)

Net income/(loss)	$14,913	1,550	(2,155)	$14,308

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2020	Cabotage Business Segment for the Nine Month Period Ended September 30, 2020	Barge Business Segment for the Nine Month Period Ended September 30, 2020	Total
Time charter, voyage and port terminal revenues	$66,019	$36,865	$56,095	$158,979
Sales of products	15,425	—	—	15,425
Time charter, voyage and port terminal expenses	(13,902)	(1,313)	(20,925)	(36,140)
Direct vessel expenses	—	(19,414)	(19,999)	(39,413)
Cost of products sold	(14,614)	—	—	(14,614)
Depreciation and amortization	(6,163)	(2,622)	(12,967)	(21,752)
General and administrative expenses	(2,338)	(1,558)	(5,844)	(9,740)
Interest expense and finance cost	(13,684)	(5,067)	(14,832)	(33,583)
Interest income	2,665	1,469	2,710	6,844
Loss on debt extinguishment	(1,619)	(892)	(1,646)	(4,157)
Other income/(expenses), net	3,688	(2,632)	(963)	93

Income/(loss) before income taxes	35,477	4,836	(18,371)	21,942
Income tax (expense)/benefit	—	(1,724)	1,482	(242)

Net income/(loss)	$35,477	$3,112	(16,889)	$21,700

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2019	Cabotage Business Segment for the Nine Month Period Ended September 30, 2019	Barge Business Segment for the Nine Month Period Ended September 30, 2019	Total
Time charter, voyage and port terminal revenues	$69,152	$38,563	$63,361	$171,076
Sales of products	9,384	—	—	9,384
Time charter, voyage and port terminal expenses	(13,315)	(1,567)	(18,459)	(33,341)
Direct vessel expenses	—	(21,256)	(19,845)	(41,101)
Cost of products sold	(9,145)	—	—	(9,145)
Depreciation and amortization	(6,109)	(2,617)	(13,448)	(22,174)
General and administrative expenses	(4,223)	(1,815)	(6,808)	(12,846)
Interest expense and finance costs	(13,142)	(4,037)	(13,450)	(30,629)
Interest income	1,119	296	1,220	2,635
Other income/(expenses), net	1,045	(3,222)	(1,716)	(3,893)

Income/(loss) before income taxes	34,766	4,345	(9,145)	29,966
Income tax (expense)/ benefit	—	(1,102)	445	(657)

Net income/(loss)	$34,766	$3,243	(8,700)	$29,309

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $317,328 and $329,341 as of September 30, 2020 and December 31, 2019, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $203,797 and $207,001 as of September 30, 2020 and December 31, 2019, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, respectively, amounted to $12,865 and $14,196 as of September 30, 2020 and December 31, 2019, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $39,567 and $40,315 as of September 30, 2020 and December 31, 2019, respectively.

As of September 30, 2020 and December 31, 2019, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 9: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Intercompany receivable loan from parent (related party), net: The carrying amount of the intercompany receivable loan from parent (related party) approximates its fair value, excluding the effect of any deferred interest income.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, 2022 Notes and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

Note receivable: The carrying amount of the Note receivable approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$83,993	$83,993	$45,605	$45,605
Note receivable, including current portion	$371	$371	$471	$471
Intercompany receivable loan from parent (related party)	$69,858	$69,858	$68,966	$68,966
2025 Notes	$(479,769)	$(534,905)	$—	$—
2022 Notes	$—	$—	$(371,677)	$(368,306)
Term Loan B Facility	$—	$—	$(95,944)	$(97,510)
Notes payable, including current portion	$(18,810)	$(18,810)	$(22,469)	$(22,469)
Long-term debt, including current portion	$(34,478)	$(34,478)	$(24,839)	$(24,839)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Fair Value Measurements at September 30, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$83,993	$83,993	$—	$—
Note receivable, including current portion	$371	$371	$—	$—
Intercompany receivable loan from parent (related party), net	$69,858	$—	$69,858	$—
2025 Notes	$(534,905)	$(534,905)	$—	$—
Notes payable, including current portion(1)	$(18,810)	$—	$(18,810)	$—
Long-term debt(1)	$(34,478)	$—	$(34,478)	$—

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,605	$45,605	$—	$—
Note receivable, including current portion	$471	$471	$—	$—
2022 Notes	$(368,306)	$(368,306)	$—	$—
Term Loan B Facility	$(97,510)	$—	$(97,510)	$—
Notes payable, including current portion(1)	$(22,469)	$—	$(22,469)	$—
Long-term debt(1)	$(24,839)	$—	$(24,839)	$—

1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NOTE 10: LEASES

Land lease agreements

As of September 30, 2020, Navios Logistics had land lease agreements whose remaining lease terms range from 45.4 years to 45.8 years.

Office lease agreements

As of September 30, 2020, Navios Logistics had office lease agreements whose remaining lease terms range from 0.1 years to 3.1 years.

The table below presents the components of the Company’s lease expense for the three and nine month periods ended September 30, 2020 and 2019:

	Three month period ended September 30, 2020	Three month period ended September 30, 2019
Lease expense for land lease agreements	141	142
Lease expense for office lease agreements	137	165
Lease expense for chartered-in pushboats and barges	1,991	1,353

Total	$2,269	$1,660

	Nine month period ended September 30, 2020	Nine month period ended September 30, 2019
Lease expense for land lease agreements	423	368
Lease expense for office lease agreements	440	505
Lease expense for chartered-in pushboats and barges	4,979	3,019

Total	$5,842	$3,892

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Lease expenses from land lease and chartered-in pushboats and barges are included in the condensed consolidated statement of operations within the captions “Time charter, voyage and port terminal expenses”. Lease expenses from office lease agreements are included in the condensed consolidated statement of operations within the caption “General and administrative expenses”.

The Company did not enter into new lease liabilities during the nine month period ended September 30, 2020.

The table below provides the total amount of lease payments on an undiscounted basis on our land lease and office lease agreements as of September 30, 2020:

	Land leases	Office space	Total
September 30, 2021	556	506	1,062
September 30, 2022	556	104	660
September 30, 2023	556	97	653
September 30, 2024	556	8	564
September 30, 2025	556	—	556
September 30, 2026 and thereafter	22,585	—	22,585

Total	25,365	715	26,080

Operating lease liabilities including current portion	7,824	684	8,508

Discount based on incremental borrowing rate	17,541	31	17,572

As of September 30, 2020, the weighted average remaining lease terms of our land lease and office lease agreements were 45.6 and 1.7 years, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2020	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer